                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b) AND (c)
                             AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)


                             Cambridge Heart, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    131910101
                                 (CUSIP Number)
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                                  SCHEDULE 13G

CUSIP No. 131910101                                                 Page 2 of 7

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1.       Name of Reporting Persons
         I.R.S. Identification Number of Above Persons (Entities Only)

         Dr. Richard J. Cohen

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2.       Check the Appropriate Box if a Member of a Group - Not Applicable

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3.       SEC Use Only

----------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         United States of America

----------------------------------------------------------------------------

Number of Shares Beneficially Owned By Each Reporting Person With;

5.       Sole Voting Power:

         1,360,509 shares (includes 113,634 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1997 upon the exercise of stock options and warrants)


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6.       Shared Voting Power:

         No shares
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CUSIP No. 131910101                                                 Page 3 of 7



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7.       Sole Dispositive Power:

         1,360,509 shares (includes 113,634 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1997 upon the exercise of stock options and warrants)

----------------------------------------------------------------------------

8.       Shared Dispositive Power:

         No shares

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person.

         1,360,509 shares (includes 113,634 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1997 upon the exercise of stock options and warrants)

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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

         Not Applicable
----------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9.

         12.7%

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12.      Type of Reporting Person.

         IN
----------------------------------------------------------------------------
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CUSIP No. 131910101                                                 Page 4 of 7

                                            SCHEDULE 13G

Item 1(a).  Name of Issuer:
---------------------------

Cambridge Heart, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

One Oak Park Drive
Bedford, MA 01730


Item 2(a).  Name of Person Filing:
----------------------------------

Dr. Richard J. Cohen


Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------

Massachusetts Institute of Technology
45 Carlton Street
Room E25-335A
Cambridge, MA 02139


Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, par value $.001 per share


Item 2(e).  CUSIP Number:
-------------------------

131910101
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CUSIP No. 131910101                                                  Page 5 of 7


Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

         (a) Amount Beneficially Owned:

              1,360,509 shares (includes 113,634 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1997 upon the exercise of stock options and warrants)

         (b) Percent of Class:

              12.7%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           1,360,509 shares (includes 113,634 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1997 upon the exercise of stock options and warrants)

                  (ii) shared power to vote or to direct the vote:

                           No shares

                  (iii) sole power to dispose or to direct the disposition of:

                           1,360,509 shares (includes 113,634 shares of Common Stock issuable to Dr. Cohen within 60 days of December 31, 1997 upon the exercise of stock options and warrants)

                  (iv) shared power to dispose or to direct the disposition of:

                           No shares

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable
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CUSIP No. 131910101                                                 Page 6 of 7



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
--------------------------------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification of Members of the Group:
-------------------------------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable


Item 10.  Certification:
------------------------

Not Applicable
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CUSIP No. 131910101                                                 Page 7 of 7



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          March  26, 1998
                                                          ---------------
                                                          Date


                                                          /s/ Richard J. Cohen
                                                          --------------------
                                                           Dr. Richard J. Cohen